Filed by Yamana Gold Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Meridian Gold Inc.

Commission File Number: 001-12003

Date: August 9, 2007

A Winning Combination August 2007

Cautionary Statement All monetary amounts in U.S. dollars unless otherwise stated This presentation contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian securities laws concerning the proposed transaction and the business, operations and financial performance and condition of the combined company, Yamana, Northern Orion and Meridian. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the various mineral projects of Yamana, Northern Orion or Meridian; synergies and financial impact of completed proposed acquisitions; the benefits of the acquisitions and the development potential of the properties of Yamana, Northern Orion and Meridian; the future price of gold, copper, silver, zinc, molybdenum; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; success of exploration activities; and currency exchange rate fluctuations. Except for statements of historical fact relating to the companies, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Assumptions upon which such forward-looking statements are based include that Yamana will be successful in acquiring 100% of the issued and outstanding Meridian shares, that the shareholders of Northern Orion will approve the transaction, that all required third party regulatory and governmental approvals to the transactions will be obtained and all other conditions to completion of the transactions will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of Yamana and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the business of the companies not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed or referred to in the annual Management’s Discussion and Analysis and Annual Information Form for Yamana filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Annual Report on Form 40-F of Yamana filed with the United States Securities and Exchange Commission and available at www.sec.gov.  Although Yamana has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Yamana undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements. Any forward-looking statements of facts related to Meridian are derived from Meridian’s publicly filed reports. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered if the property is developed. Comparative market information is as of a date prior to the date of this presentation.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES This presentation uses the terms “Measured”, “Indicated” and “Inferred” Resources as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. United States readers are advised that while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. United States readers are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into reserves. In addition, “Inferred Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category. United States readers are also cautioned not to assume that all or any part of an Inferred Resource exists, or is economically or legally mineable. CASH COSTS “Total cash cost” figures for gold production are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Yamana has included in its total cash costs underground development costs. These costs are then divided by ounces produced to arrive at the cash operating costs of production. Total cash costs are then divided by ounces produced to arrive at the total cash costs of production. The measure, along with production, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP. MORE INFORMATION AND WHERE TO FIND IT This presentation does not constitute an offer to buy or an invitation to sell, any of the securities of Yamana, Northern Orion or Meridian. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission and an offer to purchase and circular filed with Canadian securities regulatory authorities. Yamana has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-10 as well as a Schedule TO tender offer statement both of which include the offer and take-over bid circular relating to the Meridian offer and has mailed the offer and take-over circular to Meridian shareholders. Investors and security holders are urged to read the Registration Statement, the offer and take-over bid circular and any other relevant documents filed wit the SEC and Canadian securities regulators, regarding the proposed business combination transaction because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Yamana with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and other documents may also be obtained for free on Yamana’s website at www.yamana.com or by directing a request to Yamana’s investor relations department. For additional information, investors may also contact Kingsdale Shareholders Services, the information agent retained by Yamana, toll-free at: 1-866-879-7644 or email at contactus@kingsdaleshareholder.com; bankers and brokers call collect: 416-867-2272.

Yamana Gold + Meridian + Northern Orion A Winning Combination “The combination of Yamana, Northern Orion and Meridian provides shareholders of all three companies with growth in resources, growth in production, growth in cash flow, growth in earnings, sustainability, longevity and downside protection. The “New Yamana” will be a stronger company worthy of a higher multiple and valuation based on the strength of the combined resource base.” “This is an “en bloc” transaction that must be viewed in its entirety.” “Further, the genius of using Northern Orion’s balance sheet and future cash flow to help finance the deal has gone entirely unappreciated.” “Northern Orion and Yamana maintain confidence in the ability to deliver value to their respective shareholders and to Meridian’s shareholders and expect that the “en bloc” transaction of the three companies will be completed.”

The FACTS Yamana has consistently delivered significant outperformance in the gold sector since its inception in July 2003 Meridian’s stock has consistently underperformed gold peers and the broader sector during the same period Yamana has delivered continued production growth and has a stronger production growth profile than Meridian Yamana’s trading liquidity is >3.5x that of Meridian Yamana has and will continue to have a gold/non-gold mix that is consistent with financially strong gold producers Yamana is and will continue to be the ‘go to’ gold stock

Superior Returns

Consistent OUTPERFORMANCE Source: FactSet; returns indexed to July 2003 1 Peer index consists of Barrick, Goldcorp, Kinross, Agnico-Eagle, Centerra, IAMGOLD, and Randgold $1,000 invested in July 2003: Return $5,650 in Yamana Return $1,650 in Meridian 0% 100% 200% 300% 400% 500% 600% 700% 800% 900% 1000% Jul-03 Jan-04 Jul-04 Jan-05 Jul-05 Jan-06 Jul-06 Jan-07 Jul-07 Yamana (+505%) Meridian (+60%) Peer Index1 (+73%) S&P/TSX Global Gold Index (+52%) Gold (spot) (83%)

Superior Compounded Annual RETURNS Data to June 27, 2007 (last trading day prior to transaction announcement) Source: Bloomberg; Yamana, Meridian, Goldcorp, Kinross, Agnico-Eagle, Centerra, and IAMGOLD returns on the TSX; Barrick returns on the NYSE, and Randgold returns on the London Stock Exchange 1 Peer index consists of Barrick, Goldcorp, Kinross, Agnico-Eagle, Centerra, IAMGOLD, and Randgold Share price returns Over the past three years, Yamana has delivered a compounded rate of return of 65% compared to 15% for Meridian 19% 186% 349% (23%) 18% 53% (6%) 44% 66% 1-year return 2-year return 3-year return Yamana Meridian Peer index¹

15.6x Market Capitalization Growth 51% Compound Annual Growth Rate Only 1.4x Market Capitalization Growth Less Than 10% Compound Annual Growth Rate OUTPERFORMANCE Versus Meridian Note: Share price represents average share price over the year; Yamana and Meridian returns on TSX US$49mm RNC December 05 US$500M Desert Sun February 06 Yamana Gold is formed July 03 US$515M Viceroy August 06 Share price Market cap (C$ Bn) $0.3 $0.3 $1.5 $5.2 $4.2 $0 $1 $2 $3 $4 $5 $6 2003 2004 2005 2006 YTD 2007 Market Capitalization (C$Bn) 0% 50% 100% 150% 200% 250% 300% 350% 400% 450% 500% 550% Indexed share price US$100M Florida July 06 US$280M Esquel April 02 US$20M Jeronimo September 06 Share price Market cap (C$ Bn) $1.9 $2.3 $2.6 $3.3 $2.9 $0 $1 $2 $3 $4 $5 $6 2003 2004 2005 2006 YTD 2007 Market Capitalization (C$Bn) 0% 50% 100% 150% 200% 250% 300% 350% 400% 450% 500% 550% Indexed share price

Earnings & Operating Cash Flow Matter 2Q07 earnings per $1,000 invested 2Q07 cash flow per $1,000 invested Data to June 27, 2007 (last trading day prior to transaction announcement) Source: Company filings, consensus estimates 1 Peer index consists of Barrick, Goldcorp, Kinross, Agnico-Eagle, Centerra, IAMGOLD, and Randgold $17.9 $9.7 $9.4 $0 $3 $6 $9 $12 $15 $18 Yamana Meridian Peer group¹ $20.9 $14.6 $13.7 $0 $5 $10 $15 $20 $25 Yamana Meridian Peer group¹

Superior Reserve and Production Growth

Proven and probable reserves (million gold ounces) Esquel Removed from Reserves Total reserves & resources (million gold ounces) Superior Reserve and Resource GROWTH Source: Company filings Note: Resources include Measured & Indicated resources Note: Resources include Measured & Indicated resources; inferred resources of 8.3 million ounces for Yamana and 1.5 million ounces for Meridian are not included 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 2003 2004 2005 2006 Yamana Meridian 0.0 2.0 4.0 6.0 8.0 10.0 12.0 14.0 16.0 2003 2004 2005 2006 Yamana Meridian

GROWING Gold Production 260+% growth 50% growth Yamana’s existing project pipeline provides strong gold growth Source: Company filings, management estimates, equity research 0 200 400 600 800 1,000 1,200 2006A 2007E 2008E 2009E Gold production (koz) 0 200 400 600 800 1,000 1,200 2006A 2007E 2008E 2009E Gold production (koz)

Consistent GOLD Exposure Source: Equity research, management estimates Note: Assumes gold price of $600, Silver price of $12, Copper prices of $3.25/lb decreasing to $1.50/lb Gold Revenue 68% Other Metal Revenue 32% Gold Revenue 67% Other Metal Revenue 33% Gold Revenue 69% Other Metal Revenue 31% Average gold revenue versus other revenue 2008-2012 New Yamana

GOLD valuations with base metal exposure Source: Company financials, equity research; as of June 26, 2007 Note: Base metals exposure for Goldcorp, Agnico-Eagle, Newmont, Barrick, and Newcrest based on 2007E; Randgold, IAMGOLD, Centerra, and Kinross based on 2006 exposure Price / 2008E Cash flow per share Average: 12.1x Base metal as a % of revenue 16.8x 14.9x 14.7x 13.7x 9.8x 6.4x 10.0x 10.5x 12.3x Goldcorp Agnico- Eagle Randgold Newmont IAMGOLD Centerra Barrick Kinross Newcrest 21% 63% 22% 19% 38% ~0% ~0% ~0% ~0%

Future leverage to gold Yamana is a gold company Yamana future growth - 100% gold Four of Yamana’s five producing mines are gold mines Pipeline of significant gold only development US$32 million 2007 exploration budget targeted at gold only exploration Estimated annual gold production increasing to a sustainable level of over 1.0 million ounces of gold by 2009 Yamana has consistently hedged copper exposure to lock in strong market prices; enhance gold exposure

DELIVERING on Growth — Meridian “Annual gold production of the enlarged Meridian Group is expected to increase by 75 per cent over the next two years to approximately 700,000 ounces” — Meridian April 2002 “In 2003, we set an important production goal for Meridian — by 2008, our objective is to become a one-million-ounce annual producer Esquel will be an important element in reaching our goal” — Meridian 2003 Annual Report Source: Company filings, equity research Ounces of gold production Production Consensus forecast Stated goal 700,000 1,000,000 0 200,000 400,000 600,000 800,000 1,000,000 1,200,000 2003 2004 2005 2006 2007E 2008E 2009E

“We plan to have four mines in production by 2006 and five mines in production by 2007 with combined production exceeding 410,000 ounces of gold” — Yamana 2004 Annual Report Source: Company filings, equity research Ounces of gold production “Today our commitment is to produce at least 750,000 ounces of gold per year beginning in 2008” — Yamana 2005 Annual Report “We are undertaking two major construction programs and an expansion plan at one of our producing mines This will drive us to our million ounce target level by late 2008” — Yamana 2006 Annual Report DELIVERING on Growth — Yamana Production Consensus forecast Stated goal 750,000 410,000 1,000,000 0 200,000 400,000 600,000 800,000 1,000,000 1,200,000 2003 2004 2005 2006 2007E 2008E 2009E

Fully Funded with Proven Development Track Record Development pipeline is fully-funded from internal cash flow Proven in-house development team Track record of successful development, commissioning and operation of large mining projects Yamana’s Chapada Mine is one of the three largest metal mines in Brazil Yamana successfully developed and commissioned its Sao Francisco and Chapada Mines Chapada achieved commercial production in February 2007, about four months ahead of schedule Chapada continues to exceed expectations for throughput, operating costs and production Successful track record of integration and improvement of acquired assets Yamana has an enviable combination of operational, corporate, and development expertise

A Winning Combination

Yamana Gold + Meridian + Northern Orion A Winning Combination A Leader in Production Growth Sustainable annual production of 1.5 Moz by 2009 Low Cash Cost Producer Sustainable cash cost below zero Superior Free Cash Flow and Operating Cash Flow Cash Balances growing to approximately $2.4 billion(1) by end of 2010 after funding growth Growth in resources, production, cash flow and earnings On a per share and aggregate basis Best returns amongst peers Compounded annual rate of return higher than peer group Return on invested capital highest in the industry (1) Assumes the exercise of all “in-the-money” options and warrants

Yamana Gold + Meridian + Northern Orion A Winning Combination (cont’d) Core Asset Base Deepens Latin American Presence Chile (El Penon), Argentina (Agua Rica & Alumbrera, Gualcamayo) and Brazil (Chapada, Jacobina, Sao Francisco) Core assets in some of the most stable jurisdictions in the world Diversification, Optionality and Flexibility Geographical, asset mix, metal mix, etc.; providing flexibility to deliver value Attractive Relative Valuation Expected value proposition for all “New Yamana” shareholders Highly Liquid Gold Vehicle Combined daily average trading volume of C$166M through 3 leading global stock exchanges

Yamana + Northern Orion + Meridian (1) Conversion rate: CDN/US $0.9383, current price at 7/26/07 Buy 78% Hold 22% Buy 55% Hold 36% Sell 9% # of Analysts 18 Average Target ($C)(1) $18.19 Upside from current price 52.6% “Valuations for the [Meridian] shares remain very high. We think that there is the potential for a 10% to 15% correction in the absence of a takeover bid” - CIBC, July 25, 2007 “Our analysis indicates that Yamana's offer is richly valuing Meridian's asset base” - Merrill Lynch, July 23, 2007 “We consider the Yamana proposal to be a full price for Meridian's assets, suggesting to us meager prospects for a competing bid” - RBC, July 7,2007 “Overall, while we believe the drill results highlight more value and a modest bump may be required, we continue to believe a white knight will not emerge for MDG” - UBS, July 24, 2007 “If the proposed transaction were to be completed, we believe the pro forma Yamana would be a dominant mid-tier producer with excellent production growth, very low cash costs, strong cash flow generating capability, a strong balance sheet, and assets in safe, stable, political jurisdictions” - Blackmont, June 29, 2007 # of Analysts 22 Average Target ($C)(1) $34.84 Upside from current price 16.9% The Street Agrees It’s a Winning Combination

Greater UPSIDE Potential for Meridian Shareholders +28% Upside to MNG Target Price +70% Upside to MNG Price Pre-Announcement MNG consensus analyst target price Implied MNG price based on offer & YRI consensus target price Source: Equity research C$34.84 C$44.66

Creating a Global Intermediate LEADER Market capitalization (US$Bn) Source: FactSet; as of June 26, 2007 $0 $1 $2 $3 $4 $5 $6 $7 $8 $9 New Yamana Kinross Newcrest Newcrest Harmony Buenaventura Lihir Gold Agnico-Eagle Yamana Gold Meridian Gold Centerra Eldorado Gold Northern Orion

 LEADING Gold Resource Base And Production Among Intermediate Producers Annual gold production 2007 & 2008 (Moz) Source: Company filings and public equity research ~1.5 Moz by 2009 Gold Reserves and Resources (Moz) Meridian Eldorado Northern Orion Centerra Yamana Agnico-Eagle IAMGOLD New Yamana Kinross 0 10 20 30 40 50 Reserves M&I Resources Inferred Resources 1.7 1.0 1.0 0.7 0.6 0.3 0.3 0.2 0.1 2.2 1.2 1.0 0.9 0.8 0.3 0.5 0.5 0.1 0.0 0.5 1.0 1.5 2.0 2.5 Kinross New Yamana IAMGOLD Centerra Yamana Meridian Eldorado Agnico-Eagle Northern Orion

One of the LOWEST Gold Cash Cost Profiles Source: Equity research 2007E By-product cash costs ($per ounce of gold) ($500) ($400) ($300) ($200) ($100) $0 $100 $200 $300 $400 $500 Agnico- Eagle New Yamana Meridian Goldcorp Barrick Eldorado Newmont Kinross IAMGOLD Centerra

Assets in MINING-FRIENDLY Jurisdictions New Yamana’s mines are located in the top 10 mining-friendly jurisdictions Source: Behre Dolbear & Company, Inc., 2007 Ranking of Countries for Mining Investment Top 10 jurisdictions Risk ranking of countries (from best to worst) Australia Canada USA Chile Mexico Greece Brazil Ghana Argentina China Nambia Mongolia Tanzania Peru India South Africa Zambia Kazakhstan Papua New Guinea Boliva Russia Indonesia D.R. Congo Zimbabwe Venezuela

Exceptional Gold Production Growth Profile Includes expansion of Jacobina up to 8,200 tpd by 2009 and development of Gualcamayo, São Vicente and C1 Santa Luz properties in 2008 SUSTAINABLE + FURTHER UPSIDE Esquel Agua Rica Expansions Other Gold production (ounces) 0 200,000 400,000 600,000 800,000 1,000,000 1,200,000 1,400,000 1,600,000 2007 2008 2009 Yamana Northern Orion Meridian

Superior Operating Cash Flow Assumes gold price of $600/oz, copper prices of $3.40 in 2007, $3.20 in 2008, $2.85 in 2009(1), $12/oz Ag, $1.25/lb Zn in 2007 and then $0.65/lb Zn onward, $25/lb Mo in 2007, $20 in 08 and then $10 onward (1) Source: Bloomberg SUSTAINABLE + FURTHER UPSIDE Esquel Agua Rica Expansions Other Operating cash flow ($ million) $500 $600 $700 $800 2007 2008 2009

Fully FUNDED GROWTH Assumes gold price of $600/oz, copper prices of $3.40 in 2007, $3.20 in 2008, $2.85 in 2009, $12/oz Ag, $1.25/lb Zn in 2007 and then $0.65/lb Zn onward, $25/lb Mo in 2007, $20 in 2008 and then $10 onward; assumes exercise of all warrants/options. Free cash flow ($ million) Backed by a strong balance sheet with significant net cash and no gold hedging Approximately $2.4 billion of cumulative cash by 2010 after funding development of new projects $200 $300 $400 $500 $600 2007 2008 2009

A Track Record of VALUE Creation Total return(1) to Desert Sun Mining shareholders to date of 57.5% M&I resource increase of 29.6% Total return(1) to RNC Gold shareholders to date of 144% M&I resource increase of 58.6% Total return(1) to Viceroy shareholders to date of 46% M&I resource increased of 2.99% (1) Based on price 1-day prior to announcement; Includes premium received on acquisition 80% 130% 180% 230% 280% 330% 12/2/05 2/21/06 5/14/06 8/3/06 10/24/06 1/13/07 4/5/07 6/26/07 Yamana S&P/TSX Global Gold Index AMEX GOLD BUGS Index 80% 100% 120% 140% 160% 180% 200% 2/21/06 5/2/06 7/11/06 9/19/06 11/28/06 2/6/07 4/17/07 6/26/07 Yamana S&P/TSX Global Gold Index AMEX GOLD BUGS Index 80% 100% 120% 140% 160% 180% 200% 8/15/06 9/29/06 11/13/06 12/28/06 2/11/07 3/28/07 5/12/07 6/26/07 Yamana S&P/TSX Global Gold Index AMEX GOLD BUGS Index

A Winning Combination

The Future.......

Meridian

- El Penon expansion
- Florida expansion
- Mercedes at resource definition

Northern Orion

- Alumbrera provides sustainable cash flow
- Agua Rica provides considerable optionality and flexibility as an advanced exploration asset
  - World class gold reserves complementing copper reserves
  - Represents a small fraction of total value with considerable upside

Yamana

- Gualcamayo development
- Jacobina expansion
- San Andres expansion
- C1 Santa Luz development
- Sao Vicente development
- Pyrite concentrate feasibility study
- Resource expansion
  - Sao Francisco
  - Jacobina
  - Fazenda Braziliero
  - San Andres
  - Gualcamayo

The New Yamana

- All that Meridan and Northern Orion have to offer
- A proven track record of performance
- Superior cashflow
- Superior unhedged gold production growth
- Sustainable low cash cost production
- Highly liquid gold vehicle

YAMANA VISION Delivering value to shareholders 33

Appendix

Reserves & Resources - Yamana

As at December 31, 2006

Mineral reserves (proven and probable)

	Proven reserves			Probable reserves			Total—proven and probable		
	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)	Tonnes (000's)	Grade (g/t)	Contained oz. (000's)
Gold									
Fazenda Brasileiro	2,193	3.34	235.4	254	2.39	19.5	2,447	3.24	254.9
C1-Santa Luz	–	–	–	9,200	1.88	556.0	9,200	1.88	556.0
Fazenda Nova	786	0.75	18.9	257	0.62	5.1	1,043	0.72	24.1
Jacobina	1,869	2.50	150.0	15,313	2.10	1,035.0	17,181	2.14	1,185.0
Sao Francisco—Main Ore	15,674	1.25	630.4	14,909	1.17	562.3	30,583	1.21	1,192.7
Sao Francisco—ROM Ore	13,940	0.25	110.7	14,771	0.24	112.6	28,711	0.24	223.3
Total Sao Francisco	29,614	0.78	741.1	29,680	0.71	674.8	59,294	0.74	1,416.0
Sao Vicente—Main Ore	6,580	1.06	224.8	2,854	0.90	82.2	9,434	1.01	307.0
Sao Vicente—ROM Ore	1,694	0.27	14.5	1,932	0.33	20.4	3,626	0.30	34.9
Total Sao Vicente	8,274	0.90	239.3	4,786	0.67	102.6	13,060	0.81	341.9
Chapada	20,002	0.34	218.6	282,992	0.25	2,290.6	302,994	0.26	2,509.2
San Andres[1]	5,939	0.77	147.8	15,806	0.69	351.6	21,745	0.71	499.4
Total gold reserves	68,677	0.79	1,751	358,288	0.44	5,035	426,964	0.49	6,786

	Proven reserves			Probable reserves			Total—proven and probable		
	Tonnes (000's)	Grade (%)	Contained lbs (mm)	Tonnes (000's)	Grade (%)	Contained lbs (mm)	Tonnes (000's)	Grade (%)	Contained lbs (mm)
Copper									
Chapada	20,002	0.42%	184.6	282,992	0.34%	2,126.3	302,994	0.35%	2,310.9

[1] As of October 31, 2006

YAMANA VISION Delivering value to shareholders 35

Reserves & Resources – Yamana As at December 31, 2006 Mineral resources (measured, indicated and inferred) (measured and indicated include reserves as outlined above) 1 As of October 31, 2006 Measured resources Indicated resources Total — measured and indicated Inferred resources Tonnes Grade Contained Tonnes Grade Contained Tonnes Grade Contained Tonnes Grade Contained (000’s) (g/t) oz. (000’s) (000’s) (g/t) oz. (000’s) (000’s) (g /t) oz. (000’s) (000’s) (g/t) oz. (000’s) Gold Fazenda Brasileiro 3,352 3.26 351.7 900 2.87 83.2 4,252 3.18 434.9 686 4.30 94.9 C1 - Santa Luz — — — 19,608 1.65 1,040.8 19,608 1.65 1,040.8 8,586 1.46 402.1 Fazenda Nova 1,046 0.99 33.4 214 1.1 7 8.1 1,261 1.02 41.5 118 1.05 4.0 Jacobina 9,038 2.15 624.0 31,198 2.29 2,300.3 40,236 2.26 2,924.3 45,657 2.84 4,164.4 Sao Francisco — Main Ore 18,861 1.19 720.5 23,422 1.06 798.3 42,284 1.12 1,518.9 33,686 0.81 875.2 Sao Francisco — ROM Ore 17,762 0.24 1 39.0 28,083 0.23 208.9 45,845 0.24 347.9 76,995 0.23 561.1 Total Sao Francisco 36,623 0.73 859.5 51,505 0.61 1,007.2 88,128 0.66 1,866.8 110,682 0.40 1,436.3 Sao Vicente 14,490 0.77 357.3 10,992 0.70 247.7 25,482 0.74 605.1 3,623 0.87 101.2 Ernesto — — — 1,520 3.66 178.9 1,520 3.66 178.9 2,144 2.61 179.6 Chapada 25,058 0.30 241.7 395,463 0.22 2,790.4 420,521 0.22 3,032.1 250,693 0.15 1,223.5 San Andres 1 14,748 0.70 326.0 47,550 0.64 964.0 62,298 0.66 1,290.0 1,339 0.53 22.0 Gualcamayo 6,923 1.15 255.9 69,161 0.91 2,028.5 76,084 0.93 2,284.4 16,765 1.29 698.0 Total gold resources 111,279 0.85 3,050 628,111 0.53 10,649 739,389 0.58 13,699 440,291 0.59 8,326 Measured resources Indicated resources Total — measured and indicated Inferred reso urces Tonnes Grade Contained Tonnes Grade Contained Tonnes Grade Contained Tonnes Grade Contained (000’s) (%) lbs (mm) (000’s) (%) lbs (mm) (000’s) (%) lbs (mm) (000’s) (%) lbs (mm) Copper Chapada 25,058 0.34% 187.7 395,463 0.30% 2,613.3 420,521 0.30% 2,801.0 250,693 0.25% 1,392.3

Reserves & Resources – Northern Orion As at December 31, 2006 Reserves & Resources 1 The reserves and resources at Alumbrera are based on the JORC Code. The reserves and resources shown for Alumbrera are Northern Orion’s 12.5% ownership of the mine 2 Measured and Indicated Resources include the Proven and Probable Reserves Grade Contained metal Tonnes Cu (%) Mo (%) Au (g/t) Cu (lbs) Mo (lbs) Au (oz) Total — Proven and probable reserves 2 Alumbrera 1 48,000,000 0.45% 0.014% 0.48 473,000,000 14,654,000 735,000 Agua Rica 730,700,000 0.50% 0.033% 0.23 8,054,5 06,000 531,597,000 5,403,000 Total — Measured and indicated resources 2 Alumbrera 1 50,500,000 0.45% 0.014% 0.47 493,000,000 15,582,000 763,000 Agua Rica 1,110,000,000 0.47% 0.033% 0.21 11,501,398,000 807,545,000 7,494,000 Total — In ferred resources Alumbrera 1 — — — — — — — Agua Rica 651,000,000 0.34% 0.034% 0.12 4,879,662,000 487,966,000 2,512,000

Reserves and Resources - Meridian As at December 31, 2006 Reserves & Resources Source: Meridian Gold Inc. 2006 Annual Report (available under Meridian Gold Inc.’s profile at www.sedar.com) Grade Contained metal Tonnes Zn (%) Ag (g/t) Au (g/t) Zn (tonnes) Ag (oz) Au (oz) Total — Proven and probable reserves El Penon 9,300,000 — 275 6.6 — 81,791,000 1,967,000 Minera Florida 2,200,000 1.5% 27 5.3 31,252,000 1,878,000 369,0 00 Rossi — — — — — — — Esquel — — — — — — — Total 11,500,000 1.5% 226 6.3 31,252,000 83,669,000 2,336,000 Grade Contained metal Tonnes Zn (%) Ag (g/t) Au (g/t) Zn ( lbs ) Ag (oz) Au (oz) Total — Measured and indicated resources El Penon 3,600,000 — 208 8.1 — 24,021,000 935,000 Minera Florida 2,000,000 1.2% 17 4.6 23,721,000 1,080,000 289,000 Rossi 200,000 — — 15.4 — — 109,000 Esquel 4,700,000 — 23 15.0 — 3,523,000 2,286,000 Total 10,500,000 1.2% 85 10.7 23,721,000 28,624, 000 3,619,000 Grade Contained metal Tonnes Zn (%) Ag (g/t) Au (g/t) Zn ( lbs ) Ag (oz) Au (oz) Total — Inferred resources El Penon 2,500,000 — 263 7.9 — 20,759,000 626,000 Minera Florida 2,900,000 1.4% 30 5.5 39,348,000 2,752,000 504,000 Rossi 300,000 — — 1 2.9 — — 133,000 Esquel 900,000 — 21 9.9 — 575,000 274,000 Total 6,600,000 1.4% 114 7.2 39,348,000 24,086,000 1,537,000